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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 17 2004 WASH. D.C. 180 SECTION

SEC FILE NUMBER
8-65639

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Petersen & Ramistella, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2340 Garden Road, Suite 202
(No. and Street)

Monterey, (City) California (State) 93940 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Petersen 831-372-3426
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles (City), California (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth Petersen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Petersen & Ramistella, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Title

Notary Public

CRISTOFER A. CABANILLAS
Commission # 1442629
Notary Public - California
Monterey County
My Comm. Expires Sep 30, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

PETERSEN & RAMISTELLA, INC.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2003

2340 Garden Road, Suite 202
Monterey, CA 93940

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Petersen & Ramistella, Inc.
Monterey, California

I have audited the accompanying statement of financial condition of Petersen & Ramistella, Inc. as of December 31, 2003 and related statements of income (loss), changes in shareholders' equity and cash flows for the year then ended. These financial statements are being filed based on Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Petersen & Ramistella, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Petersen & Ramistella, Inc. as of December 31, 2003 and the results of its operations, stockholders' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
January 9, 2004

PETERSEN & RAMISTELLA, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	
Checking	$ 16,799
Accounts receivable	
Trailers	2,920
Clients	15,215
Related party - rent	1,333
	19,468
Organization costs less accumulated amortization of $596	2,979
TOTAL ASSETS	$ 39,246

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable	$ 1,510
Payroll taxes payable	40
TOTAL LIABILITIES	1,550
SHAREHOLDERS' EQUITY	
Common stock, no par value, 100,000 shares authorized; 2,000 shares outstanding	46,100
Deficit	(8,404)
TOTAL STOCKHOLDERS' EQUITY	37,696
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 39,246

See Accompanying Notes to Financial Statements and Accountant's Report

PETERSEN & RAMISTELLA, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES	
Fees	$391,823
Commissions	171,405
Other	161
TOTAL REVENUE	563,389
EXPENSES	
Non employee compensation	498,611
Operating expenses – page 9	61,774
TOTAL EXPENSES	560,385
INCOME BEFORE INCOME TAXES	3,004
FEDERAL TAX PROVISION	0
FRANCHISE TAX PROVISION	800
NET INCOME	$ 2,204

See Accompanying Notes to Financial Statements and Accountant's Report

PETERSEN & RAMISTELLA, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock Shares	Common Stock	Deficit	Total
Balance, December 31, 2002	2,000	$45,492	$(10,608)	$ 45,492
Net Income(Loss)			2,204	2,204
Capital Withdrawn				(10,000)
Balance, December 31, 2003	2,000	$45,492	$(8,404)	$ 37,696

See Accompanying Notes to Financial Statements and Accountant's Report

PETERSEN & RAMISTELLA, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows from Operating Activities:	
Net income	$ 2,204
Amortization	596
Changes in operating assets and liabilities:	
Accounts receivable	(19,468)
Accounts payable & payroll taxes	246
Net cash used in operating activities	(16,422)
Cash Flows from Investing Activities:	
Organization expense	(3,575)
Cash Flows from Financing Activities	
Capital withdrawn	(10,000)
Net decrease in cash	(29,997)
Cash at beginning of year	46,796
Cash at December 31, 2003	$ 16,799
Supplemental Cash Flow Information:	
Cash paid for income taxes	$ 800
Cash paid for interest	$ --

See Accompanying Notes to Financial Statements and Accountant's Report

PETERSEN & RAMISTELLA, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 - ORGANIZATION

Petersen & Ramistella (PRI or the Company) is a registered broker dealer under the Securities Exchange Act of 1934 and is a registered investment advisor. PRI was incorporated September 12, 2002 in California and became a member of the National Association of Securities Dealers March 9, 2003.

The Company's sole office is in Monterey, California and is run by two principals, Messrs. Petersen and Ramistella. PRI receives fees from clients and commissions from mutual fund trailers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. The Company's financial statements are maintained on the accrual basis of accounting.

B. The Company files its tax return on the cash basis of accounting. Deferred taxes for timing differences, principally accrual basis versus cash basis, are accounted for as deferred taxes.

C. Organization costs are amortized over sixty months by the straight line method.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 8 to 1(for the first twelve months). As of December 31, 2003, the net capital was $18,169, which exceeded the required minimum capital by $13,169. The aggregate indebtedness to net capital percentage is 8.53%.

NOTE 5 - PROVISION FOR INCOME TAXES

The Company has net operating losses (cash basis) $16,000 (12/31/2003) and $9,000 (12/31/2002) expiring in 2003 and 2002 respectively aggregating $25,000. The $25,000 loss has been fully reserved.

NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company sub leases a portion of its office facility (41.98%) to a related party (MBA Business Services, Inc.) controlled by Mr. Petersen.

NOTE 7 – CONTINGENCIES

PRI leases office space for $2,678 per month. The lease which includes a cost of living increase became effective April 1, 2003 and runs through March 31, 2004 with the option of a one year renewal.

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Petersen & Ramistella
Monterey, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of operating expenses for the year ended December 31, 2003 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner, CPA

Los Angeles, California
January 9, 2004

PETERSEN & RAMISTELLA, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2003

Advertising	$ 1,082
Amortization	596
Bank Service Charge	30
Insurance	1,944
Internet	195
Janitorial	783
Licenses and Permits	6,508
Miscellaneous	382
Office Expense	386
Office Supplies	664
Payroll Taxes	598
Postage and Delivery	1,342
Printing and Reproduction	2,618
Professional Fees	20,369
Publications	57
Rent	13,984
Repairs	125
Security	254
Solicitor Fee	1,143
Telephone	2,088
Utilities	1,626
Wages	5,000
Total	$61,774

See Accompanying Notes to Financial Statements and Accountant's Report

PETERSEN & RAMISTELLA, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 37,696
Non allowable assets - Page 11	(19,527)
NET CAPITAL	$ 18,169
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- .067% of net aggregate indebtedness	$ 103
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL (DEFICIENCY)	$ 13,169
Excess net capital at 100% (net capital less 10% of aggregate indebtedness)	$ 18,014
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 1,550
Percentage of aggregate indebtedness to net capital	8.53%

RECONCILIATION

The following is a reconciliation as of December 31, 2002 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

NONE REQUIRED

See Accompanying Notes to Financial Statements and Accountant's Report

PETERSEN & RAMISTELLA, INC.
NON-ALLOWABLE ASSETS
DECEMBER 31, 2003

NON-ALLOWABLE ASSETS

Accounts Receivable – Clients	$15,215
Accounts Receivable – Related Party	1,333
Organization Costs	2,979
	$19,527

See Accompanying Notes to Financial Statements and Account's Report

PART II

PETERSEN & RAMISTELLA, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2003

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
Petersen & Ramistella, Inc.
Monterey, California

In planning and performing my audit of the financial statements of Petersen & Ramistella, Inc. (the "Company") for the year ended December 31, 2003, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2003 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA

Los Angeles, California
January 9, 2004